SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

ORDINARY SHARES, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

G8807B106

(CUSIP Number of Class of Securities)

Brett Grimaud
General Counsel
c/o Theravance Biopharma US, Inc.
901 Gateway Boulevard
South San Francisco, California 94080
(650) 808-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffrey R. Vetter
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
550 Allerton St.
Redwood City, California 94063
(650) 321-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), with the Securities and Exchange Commission on September 28, 2022. The Schedule TO relates to the offer by the Company to purchase up to $95 million of its ordinary shares, par value $0.00001 per share (the “Shares”) for cash at a purchase price not greater than $10.50 nor less than $9.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Items 1 through 11.

The Offer to Purchase, the Letter of Transmittal, the other exhibits to the Schedule TO and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as follows:

•	The Company has elected to extend the Expiration Time to midnight, New York City time, at the end of the day on November 17, 2022 (unless further extended).

•	All references to “midnight, New York City time, at the end of the day on November 10, 2022” in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO and Items 1 through 11 of the Schedule TO, including the definition of “Expiration Time” in such documents, are hereby amended and replaced with “midnight, New York City time, at the end of the day on November 17, 2022.”

The section of the Offer to Purchase captioned “Where You Can Find Additional Information” is amended as follows:

•	The first sentence of the fourth paragraph is hereby amended and restated to state:

o	We also recommend that you review any future report that we file with the SEC as well as the information furnished on our Current Report on Form 8-K furnished with the SEC on November 7, 2022.

The section of the Offer to Purchase captioned “Legal Matters” is amended as follows:

•	The second and third sentences of the paragraph are hereby amended and restated to state:

o	We announced third quarter 2022 selected financial results on November 7, 2022 and have extended the Offer until midnight, New York City time, at the end of the day on November 17, 2022.

Item 12. Exhibit Index.

(a)(1)(i)*	Offer to Purchase dated September 28, 2022.

(a)(1)(ii)*	Letter of Transmittal dated September 28, 2022.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Summary Advertisement as published on September 28, 2022.

(a)(5)(i)*	Press Release dated September 19, 2022 (filed as Exhibit 99.1 to the Company’s Schedule TO-C, filed on September 19, 2022 and incorporated by reference).

(a)(5)(ii)*	Press Release dated September 28, 2022.

(a)(5)(iii)+	Press Release dated November 7, 2022.

(b)	None.

(d)(1)	Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.

(d)(2)	First Supplemental Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.

(d)(3)	Underwriting Agreement dated as of October 27, 2016, among Theravance Biopharma, Inc. and Leerink Partners LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference).

(d)(4)	Underwriting Agreement among Theravance Biopharma, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, as representatives of the several underwriters, dated February 11, 2020 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 13, 2020 and incorporated by reference).

(d)(5)	Registration Rights Agreement among Theravance Biopharma, Inc., GSK Finance (No. 3) plc and GlaxoSmithKline plc dated June 22, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020 and incorporated by reference).

(d)(6)	Sales Agreement between Theravance Biopharma, Inc. and Cowen and Company, LLC dated December 3, 2019 (filed as Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on December 3, 2019 and incorporated by reference).

(d)(7)	Offer to Purchase, dated July 26, 2022, (filed as Exhibit (a)(1)(i) to the Company’s Schedule TO on July 26, 2022 and incorporated by reference).

(d)(8)*	Share Repurchase Agreement dated September 16, 2022, by and between Theravance Biopharma, Inc. and GSK Finance (No.3) plc.

(d)(9)	Theravance Biopharma, Inc. 2013 Equity Incentive Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).

(d)(10)	Theravance Biopharma, Inc. 2013 Employee Share Purchase Plan, as amended (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).

(g)	None.

(h)	None.

(107)*	Filing Fee Table.

* Filed Previously

+ Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2022

THERAVANCE BIOPHARMA, INC.

By:	/s/ Andrew ASA Hindman
Andrew ASA Hindman
CFO